SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                          (Amendment No._________)*



                            Aryeh Acquisition Corp.
              -----------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $0.0001 par value
          -------------------------------------------------------------
                         (Title of Class of Securities)

                                 043381102
              -----------------------------------------------------
                                 (CUSIP Number)

                               December 31, 2008
              ----------------------------------------------------
                             (Date of Event)




Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ] Rule 13d-1(b)

[  ] Rule 13d-1(c)

[XX] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                              Page 1 of 6 pages

CUSIP No. 043381102             13G                    Page 2 of 6 Pages



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Krovim LLC


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   CITIZENSHIP OR PLACE OF ORGANIZATION


         Delaware

--------------------------------------------------------------------------------
   NUMBER OF      5    SOLE VOTING POWER
     SHARES            389,023
BENEFICIALLY    ----------------------------------------------------------------
    OWNED BY      6    SHARED VOTING POWER
      EACH             0
  REPORTING       --------------------------------------------------------------
     PERSON       7    SOLE DISPOSITIVE POWER
      WITH             389,023
                  --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER

                       0
--------------------------------------------------------------------------------
   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                       389,023
--------------------------------------------------------------------------------
  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



--------------------------------------------------------------------------------
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)


                        57.5%
--------------------------------------------------------------------------------
  12   TYPE OF REPORTING PERSON*


                      PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 043381102             13G                    Page 3 of 6 Pages



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Kanfei LLC

--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   CITIZENSHIP OR PLACE OF ORGANIZATION


         Delaware

--------------------------------------------------------------------------------
   NUMBER OF      5    SOLE VOTING POWER
     SHARES            107,317
BENEFICIALLY    ----------------------------------------------------------------
    OWNED BY      6    SHARED VOTING POWER
      EACH             0
  REPORTING       --------------------------------------------------------------
     PERSON       7    SOLE DISPOSITIVE POWER
      WITH             107,317
                  --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER

                       0
--------------------------------------------------------------------------------
   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                       107,317
--------------------------------------------------------------------------------
  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



--------------------------------------------------------------------------------
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)


                        15.9%
--------------------------------------------------------------------------------
  12   TYPE OF REPORTING PERSON*


                      PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 043381102             13G                    Page 4 of 6 Pages



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Dov Perlysky


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   CITIZENSHIP OR PLACE OF ORGANIZATION


         Delaware

--------------------------------------------------------------------------------
   NUMBER OF      5    SOLE VOTING POWER
     SHARES            103,660
BENEFICIALLY    ----------------------------------------------------------------
    OWNED BY      6    SHARED VOTING POWER
      EACH             0
  REPORTING       --------------------------------------------------------------
     PERSON       7    SOLE DISPOSITIVE POWER
      WITH             103,660
                  --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER

                       0
--------------------------------------------------------------------------------
   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                       103,660
--------------------------------------------------------------------------------
  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



--------------------------------------------------------------------------------
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)


                        15.3%
--------------------------------------------------------------------------------
  12   TYPE OF REPORTING PERSON*


                      IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

<

                                                        Page 5 of 6 pages
Item 1.
         (a)   Name of Issuer:
               Aryeh Acquisition Corp.

         (b)   Address of Issuer's Principal Executive Offices:

                P.O. Box 339
                Lawrence, NY  11559


Item 2.
         (a)   Name of Person Filing:

               This statement is filed on behalf of Krovim LLC ("Krovim"), Kanfei LLC ("Kanfei") and Dov Perlysky ("Perlysky") (collectively, the "Reporting Parties").

         (b)   Address of Principal Business Office or, if None, Residence:

               The  Reporting  Parties'  business  address is
               P.O. Box 339, Lawrence, NY  11559

         (c)   Citizen:

               Krovim was formed under the laws of the State of Delaware. Kanfei was formed under the laws of the State of Delaware. Perlysky is a citizen of the United States.

         (d)   Title of Class of Securities:
               Common Stock, $0.0001 par value ("shares").

         (e)   CUSIP#:
               043381102



Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

            (a)   [ ]   Broker or Dealer  registered under Section  15 of  the
                        Act

            (b)   [ ]   Bank as defined in section 3(a)(6) of the Act

            (c)   [ ]   Insurance Company  as defined  in section  3(a)(19) of
                        the Act

            (d)   [ ]   Investment Company registered under  section 8 of  the
                        Investment Company Act

            (e)   [ ]   Investment Adviser registered under section 203 of the
                        Investment Advisers Act of 1940

            (f)   [ ]   Employee Benefit Plan,  Pension Fund which is  subject
                        to the  provisions of  the Employee Retirement  Income
                        Security Act of  1974 or Endowment  Fund; see  Section
                        240.13d-1(b)(1)(ii)(F)

            (g)   [ ]   Parent  Holding  Company, in  accordance  with Section
                        240.13d-1(b)(1)(ii)(G)

            (h)   [ ]   Group,   in   accordance    with   Section    240.13d-
                        1(b)(1)(ii)(H)

            (i)   [ ]   A church plan that is excluded from definition of an
                        investment company under section 3(c) (14) of the Investment Company Act of 1940.

                                                        Page 6 of 6 pages
Item 4.   Ownership:

   (a)(b) As of December 31, 2008, Mr. Perlysky may be deemed to beneficially own 600,000 shares or 88.8% of the outstanding shares of common stock of Aryeh Acquisition Corp. as follows: (i) 389,023 shares owned by Krovim, (ii) 107,317 shares owned by Kanfei, (iii) an aggregate of 53,660 shares owned by Mr. Perlysky as custodian for four of his minor nieces and nephews and (iv) 50,000 shares owned by Mr. Perlysky directly. All of these shares were acquired by the Reporting Parties prior to Aryeh Acquisition Corp. having a class of securities registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended.

     (c) Mr. Perlysky is the (i) managing member of an LLC which is the manager of Krovim, and (ii) the manager of Kanfei, and has sole voting and dispositive control over the shares owned by Krovim, Kanfei and Mr. Perlysky.

Item 5.   Ownership of Five Percent of class.

          Not applicable.

Item 6.   Ownership of More Than Five Percent on Behalf of Another Person.

          Not applicable.


Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company.

          Not applicable.

Item 8.   Identification and Classification of Members of the Group.

          Not applicable.

Item 9.   Notice of Dissolution of Group.

          Not applicable.

Item 10.  Certification:

          Not applicable.


                                   SIGNATURES

     After reasonable inquiry and to the best knowledge and belief of the Reporting Parties, such persons or entities certify that the information set forth in this statement is true, complete and correct.


                                           Krovim LLC
                                           Nesher LLC, Manager

Dated:  February 9, 2009                  /s/ Dov Perlysky
        New York, New York            By:___________________________
                                              Dov Perlysky
                                              Managing Member





                                              Kanfei LLC


Dated:  February 9, 2009                  /s/ Dov Perlysky
        New York, New York            By:___________________________
                                              Dov Perlysky
                                              Manager





Dated:  February 9, 2009                   /s/ Dov Perlysky
        New York, New York            By:___________________________
                                               Dov Perlysky
                                               individually and as Custodian
                                               for his four minor nieces and
                                               nephews